

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Zhou Jun
Chief Financial Officer
Farmmi, Inc.
Fl 1, Building No. 1
888 Tianning Street
Liandu District
Lishui, Zhejiang Province People's Republic of China 323000

  Re: Farmmi, Inc.
    Form F-3
    Filed March 9, 2021
    File No. 333-254036

Dear Mr. Jun:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Heather Clark at 202-551-3624 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing